Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: August 25, 2023

The following article was published by Plastics Today on August 24, 2023:

https://www.plasticstoday.com/biopolymers/bioplastics-startup-verde-takes-disruptive-path-circular-economy

Bioplastics Startup Verde Takes ‘Disruptive’ Path to Circular Economy

The developer of biodegradable PolyEarthylene resins goes public via SPAC, inks deals with Braskem and Vinmar.

Geoff Giordano | Aug 24, 2023

Verde Bioresins, a California bioplastics startup, is aiming to change the circularity game with its novel range of biodegradable PolyEarthylene resins. The new resins hit the market in April, and Verde is already expecting to “substantially increase” sales volume and capacity in the fourth quarter of this year.

Founded in 2020, Verde is “a full-service bioplastics company specializing in sustainable materials, innovation, and state-of-the-art manufacturing with its proprietary, and potentially industry-disrupting, bio-based, renewable, and sustainable PolyEarthylene resin,” explained President and COO Brian D. Gordon.

“PolyEarthylene aims to accelerate the transition to a more sustainable and circular economy, addressing nearly half of the $600 billion global plastics market that is faced with mounting regulatory pressure for eco-friendly solutions. Our proprietary technology converts sustainable plant-based materials into a portfolio of PolyEarthylene biopolymers — each tailored to achieve a specific set of physical and mechanical performance goals.”

Verde’s bio-based, landfill-biodegradable resins are, for the most part, curbside recyclable, Gordon noted. Other bio-based resins (nylons and elastomers) on the market “do not focus on some of the other important factors. Verde’s focus is replacement of traditional polyethylene and polypropylene “for most, if not all, general applications.”

PolyEarthylene resins “can be designed to decompose on a highly accelerated basis due to the action of naturally occurring micro-organisms, such as fungi and bacteria, providing Verde with a true end-of-life solution,” Gordon explained.

Going public, finding partners

With headquarters in Los Angeles and a manufacturing facility in Fullerton, CA, Verde was taken public by an SPAC (special-purpose acquisitions company) called TLGY Acquisition Corp. and will trade on NASDAQ under the ticker symbol VRDE.

An SPAC is a publicly traded corporation, an increasingly popular alternative to traditional IPOs. With a two-year lifespan, an SPAC merges or combines with a privately held business to enable it to go public, raising money largely from public-equity investors and potentially removing risk from the IPO process. SPACs have surged in the United States in the past two years, according to the Harvard Business Review. In 2019, 59 SPACs were created, with $13 billion invested; in 2020, 247 were created, with $80 billion invested. And in the first quarter of 2021, 295 SPACs were created with $96 billion invested.

“It is a pleasure to work with top-notch operators at TLGY that understand Verde's positioning in the market and the impact PolyEarthylene can have on the market and the world,” Gordon enthused. “Once public, Verde Bioresins Corp. will provide us with better access to the capital markets and will enable us to better attract and retain great talent.”

In fact, Verde announced deals with Braskem and Vinmar in June.

“We are very fortunate to work with leading companies that have prioritized sustainability as a significant part of their business,” Gordon said. “These world-class partners are committed to helping Verde extend the market for sustainable products and doing well by doing good. Braskem is helping us to expand our offerings and the quality of our products, and Vinmar is enabling us to reach markets that would otherwise take years to penetrate.”

Aggressive growth plan

Verde has hit the ground running, Gordon explained, by working directly with companies in shipping, beauty and personal care, consumer products, agriculture, electronics, merchandising, clothing, trash and resealable bags, and food and beverage packaging — from single-use straws to silverware and cups.

“Verde is working with dozens of other companies through our incredible distribution partnership with Vinmar Polymers America and Vinmar International. We do a lot of the initial work in-house in our research and development labs and with conversion equipment. Following successful lab size trials, we work with some of the largest converters in the United States to perform volume trials to ensure our products are drop-in ready. We have primarily focused our volume trials with some of the largest blown-film converters, sheet extruders, and thermoformers. We have also done extensive injection molding and blow molding trials.”

Already, he added, several large blown-film converters have run tens of thousands of bags — draw string, reusable handle, and T-shirt bags with seals — including full-color printing with 80% coverage.

“Multiple large sheet extrusion houses have extruded sheets and formed them into various items for their current customers wishing to have a sustainable, recyclable, and biodegradable option. Their mechanical and physical performance characteristics, cycle times, and waste have been similar to traditional polyethylene.”

PolyEarthylene comes in standard grades to replace general HDPE, LDPE, LLDPE, and PP.

“Depending on the size of the application, we can custom formulate to achieve the physical and mechanical properties needed for our customer's application. In terms of novel applications, our PolyEarthylene resins can make injection molded bottles with life hinges; thermoform applications for refrigerated, freezer or even microwavable applications; and we can make resins that have antistatic or electrostatic dissipative properties for the electronics industry.” Furthermore, Verde is perfecting its coatings on paper and extruded foam applications.

Addressing the broader issues confronting the plastics industry, Verde is a member of the Alternative Fuels and Chemicals Coalition; Gordon speaks at their annual event.

As Verde’s resources grow “and our resources grow with us, we will look to expand our advocacy efforts. At Verde we believe in reusing, recycling, and landfill biodegradation in that order, since in the United States roughly 5% to 6% of plastic is ever recycled, 85% ends up in landfills, and the remaining approximately 10% is burned.

“There is no single solution, as the plastics market is in excess of 800 billion pounds a year. Recycling and bio-based, biodegradable resins are part of the solution. There is plenty of room in the renewable and sustainable space, and we applaud all bio-based alternatives. However, legislation can and often does lead to unintended consequences like greenwashing. We want to make sure that legislation focuses on doing the right thing for the environment rather than just doing something.”

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About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this communication regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.